PRIMERO REPORTS THIRD QUARTER 2017 RESULTS

(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated. Refer to the Q3 2017 management’s discussion and analysis (“MD&A”) and financial statements for more information.)

Toronto, Ontario, November 14, 2017 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) today reported operating and financial results for the third quarter ended September 30, 2017.

Highlights:

  Financial Results: The Company recognized a net loss of $7.6 million in Q3 2017 compared to a net loss of $11.7 million in Q3 2016. Adjusted net income1 was $1.8 million ($0.01 per share) for Q3 2017, compared to adjusted net loss of $7.9 million ($0.04 per share) for Q3 2016. Primero generated operating cash flow before working capital changes during Q3 2017 of $13.5 million ($0.07 per share).

  Q3 2017 Production: Total production of 36,602 gold equivalent ounces2, comprised of 20,537 gold equivalent ounces ounces from San Dimas, and 16,065 gold ounces from Black Fox, compared to 35,965 gold equivalent ounces in Q2 2017 and 44,684 gold equivalent ounces in Q3 2016. Consolidated Q3 2017 total cash costs3 were $857 per gold equivalent ounce, with consolidated all-in sustaining costs4 (“AISC”) of $1,235 per gold ounce.

  San Dimas Operations: San Dimas produced 17,070 ounces of gold and 1.05 million ounces of produced silver compared to 11,903 ounces of gold and 0.97 million ounces in Q2 2017. San Dimas continued to implement its phased restart throughout the quarter, despite delays early in the quarter related to the 2016 annual workers’ bonus negotiations, underground mining rates increased month-over-month during the quarter.

  Black Fox Sale Complete: Black Fox produced 16,065 ounces of gold in Q3 2017 (all attributable to Primero), compared to 16,230 ounces in Q3 2016. Primero closed the sale of the Black Fox Complex on October 6, 2017. After closing net working capital adjustments and release of cash collateral previously securing environmental closure liabilities, Primero expects to receive total consideration of $32.5 million. The net amount received is being applied to the Company’s revolving credit facility (“RCF”) with all amounts other than the cash collateral amount being a permanent reduction of the RCF.

  VAT Refunds Add to Cash Position: The Company continued a dialogue with the the Servicio de Administración Tributaria (“SAT”) during the quarter to seek to a resolution of its tax matters in Mexico. The Company received VAT refunds from the SAT of $4.6 million during Q3 2017. In October 2017, a further $10.6 million of VAT refunds were received. The Company’s cash position as of September 30, 2017 was $14.9 million, and as of October 31, 2017 was approximately $22 million.

  Strategic Process Ongoing: The Company continues to explore alternatives to maximize stakeholder value related to its San Dimas mine in Mexico. Primero has received proposals from interested parties regarding a potential acquisition of the San Dimas operation. All proposals received require a revision of the silver purchase agreement (“SPA”) with Wheaton Precious Metals Corp. (“WPM”), formerly Silver Wheaton Corp. Discussions are now focused on the distribution of potential proceeds among stakeholders. The Company’s RCF matures on November 23, 2017 and any extension will likely require the consent of WPM as guarantor of the RCF. There can be no certainty that these discussions will result in a resolution acceptable to all stakeholders.

Third Quarter 2017 Operating and Financial Results

Primero produced a total of 36,602 gold equivalent ounces in Q3 2017, which compares to 44,684 gold equivalent ounces produced in Q3 2016. Gold and silver production was 33,135 ounces and 1.05 million ounces respectively in Q3 2017. The Company incurred total cash costs per gold equivalent ounce of $857 during the quarter with AISC of $1,235 per gold ounce.

During the third quarter of 2017 San Dimas continued to implement its production ramp-up plan following the strike action taken by unionized employees which concluded in Q2 2017. The production ramp-up experienced significant delays due to persistent issues with underground equipment reliability, which impacted development rates and underground stoping activities. Further, production in July 2017 was limited due to periods of inactivity during the negotiation of the 2016 annual workers' bonus ("PTU Bonus"). Since the conclusion of these negotiations, the site has experienced an improvement in worker alignment.

San Dimas underground mining rates increased month-over-month in the third quarter of 2017, with the site meeting its target of nearly 2,000 tonnes per day run-of-mine ore in September - the highest monthly average achieved in 2017.

Gold equivalent production in the third quarter of 2017 totalled 20,537 ounces which consisted of 17,070 gold ounces and 1.05 million silver ounces. This compares to 28,454 gold equivalent ounces produced in Q3 2016. Realized head grades in the third quarter of 2017 were 4.78 grams per tonne of gold and 301 grams per tonne of silver, approximately 30% higher for both than in the third quarter of 2016. The increased head grades were the result of a specific mining focus on production from the high-quality veins at San Dimas. However, this did not fully offset the lower availability of run-of-mine ore during Q3 2017 resulting from reduced equipment reliability and low worker motivation during the negotiations for the annual bonus. Mill throughput was also negatively impacted by plant reliability issues at the end of the quarter which saw a build up of ‘run of mine’ ore stockpiles ahead of the crushing plant. This material will be consumed in Q4 2017. The San Dimas plant milled an average of 1,246 tonnes per day throughput in Q3 2017, compared to 2,104 tonnes per day in Q3 2016.

Total cash costs on a gold-equivalent and by-product basis in the third quarter of 2017 were $884 and $799 per ounce, respectively, compared with $865 and $731 per ounce, respectively, in the third quarter of 2016. The increased unit costs were a result of the lower production rates in the current quarter and higher operating costs incurred during the ramp-up of the San Dimas operations. All-in sustaining costs per gold ounce were $1,117 per ounce in the third quarter of 2017, compared to $1,080 per ounce in the third quarter of 2016, higher mainly as a result of lower production levels. Sustaining capital expenditures were focused on underground development ($3.6 million) and drilling ($1.1 million).

The Black Fox mine produced 16,065 ounces of gold5 in the third quarter of 2017 compared to 16,230 ounces in the third quarter of 2016. Underground mining in Q3 2017 remained focused on production from the Deep Central Zone, with underground gold grades averaging 5.84 grams per tonne, a 13% increase from third quarter of 2016. The Black Fox underground mine averaged 681 tonnes per day of high-grade ore production in Q3 2017.

During the quarter, 119,862 tonnes from the low-grade stockpile were processed through the mill. The low-grade stockpile was fully depleted in September and the Black Fox operations successfully transitioned to underground only production. Concurrently, the Black Fox mill implemented a reduced milling schedule to operate on a 7-days on, 7-days off basis.

Mill throughput averaged 1,984 tonnes per day in the third quarter of 2017, compared to 2,538 tonnes per day in the third quarter of 2016. Mill throughput in Q3 2017 was affected by the depletion of the low-grade stockpile and the subsequent implementation of the reduced milling schedule. Improved head grade of 2.85 grams per tonne, compared to 2.29 grams per tonne in the third quarter of 2016, were driven by an increased contribution of high-grade underground ore which helped to offset the reduced throughput rates.

Total cash cost per gold ounce were $797 in the third quarter of 2017, 14% lower than the $926 per ounce achieved in the third quarter of 2016. Total operating costs were lower in the third quarter of 2017 compared to the same period in 2016 due to lower labour, contractor, and consumable costs associated with lower volumes. These cost reductions drove the decreased total cash costs on per gold ounce basis, despite similar production levels achieved in the third quarters of 2017 and 2016. All-in sustaining costs of $1,099 per ounce in Q3 2017 were 15% lower than the $1,286 per ounce in the third quarter of 2016 due to reduced capital and operating expenditures, despite similar gold production. Capital expenditures were lower in Q3 2017 mainly due to lower underground development rates and other sustaining capital costs. Significant development costs were incurred in the third quarter of 2016 as Black Fox worked to complete the access ramp to the Deep Central Zone.

On August 10, 2017 Primero announced the sale of the Black Fox Complex and associated assets to McEwen Mining Inc. ("McEwen"). The transaction was completed on October 6, 2017 for total consideration of approximately $32.5 million following a closing net working capital adjustment of $2.5 million. This includes approximately $27.5 million in cash proceeds and the pending release of $5.0 million from restricted cash that was pledged towards environmental closure liabilities, which were assumed by McEwen. The full proceeds, net of amounts to cover closing costs, from the sale of the Black Fox Complex will be applied to the outstanding balance on the Company's RCF with the $27.5 million being a permanent reduction to the available credit under the RCF.

As part of the sale agreement, Primero retained ownership of all doré poured prior to the end of September 30, 2017. Therefore, the year-to-date production represents the full metal attributable to Primero from the Black Fox mine.

Primero generated $23.6 million of revenue in Q3 2017, 35% lower than in Q3 2016 as a result selling 33% less gold equivalent ounces from San Dimas, noting that Black Fox has been classified as discontinued operations under IFRS (as a result of it being classified as held for sale). In Q3 2017, the Company sold 15,127 ounces of gold from San Dimas at an average realized price of $1,288 per ounce and 0.96 million ounces of silver at an average realized price of $4.32 per ounce. Revenue in Q3 2016 totalled $36.6 million from selling 21,840 ounces of gold from San Dimas at an average realized price of $1,335 per ounce, and 1.21 million ounces of silver at an average realized price of $6.12 per ounce.

All silver sold was delivered to Wheaton Precious Metals International Ltd. (“WPMI”) under the silver purchase agreement6. The threshold limit under the silver purchase agreement for the 2017 contract year (August 6 of a year to August 5 of the following year) is 6.0 million ounces of silver. The threshold was not exceeded for the year-ended August 5, 2017. As of September 30, 2017, the Company has delivered 0.64 million ounces of silver towards the current annual threshold.

The Company recognized a net loss of $7.6 million in Q3 2017 compared to a net loss of $11.7 million in Q3 2016. Impairment charges of $5.0 million for the Black Fox Complex were associated with the terms of the definitive sales agreement and impact of changes in the carrying value of the Black Fox business segment during the quarter. Adjusted net income was $1.8 million ($0.01 per share) for Q3 2017, compared to adjusted net loss of $7.9 million ($0.04 per share) for Q3 2016. Adjusted net income primarily excludes the asset impairments, net tax impact of foreign exchange rate changes on deferred tax balances, and the mark-to-market gain/loss on the convertible debenture and warrants.

Primero generated operating cash flow before working capital changes during Q3 2017 of $13.5 million ($0.07 per share). This compares to operating cash flow of $5.5 million ($0.03 per share) in Q3 2016.

Liquidity Update

The Company’s cash position as of September 30, 2017 was $14.9 million, and as of October 31, 2017 was approximately $22 million.

As at September 30, 2017 the Company’s RCF was fully drawn down by $75 million. The total proceeds from the sale of the Black Fox Complex is being applied to the RCF. Of the $27.5 million in cash proceeds, $25.0 million was applied to the outstanding balance on the RCF upon closing of the Black Fox sale, permanently reducing the RCF. The remaining $2.5 million was retained to cover transaction costs, and once all transaction costs have been settled, the unused portion will also be applied to the RCF, also permanently reducing the RCF. The $5.0 million of restricted cash pledged towards environmental closure liabilities once released will be applied to pay down the outstanding balance of the RCF, but will not permanently reduce the available credit.

The Company received VAT refunds from the SAT of $4.6 million during Q3 2017. In October 2017, a further $10.6 million of VAT refunds were received. As at September 30, 2017 there were $30.9 million in VAT and $22.3 million in income tax receivables outstanding relating to Primero Empresa Minera, S.A. de C.V..

Despite efforts to reduce costs and sell non-core assets, there is no certainty that Primero will have sufficient funds to repay the full outstanding obligation under the RCF on November 23, 2017. If needed to allow a strategic solution to be completed, the Company would seek to extend the RCF maturity date. Any extension will likely require the consent of WPM as guarantor of the RCF. As there can be no certainty that this extension will be granted, the Company is considering available alternatives to protect value and sustain operations while enabling the Company to restructure its affairs.

Strategic Review Update

As previously announced, the Company’s Board of Directors initiated a strategic review process in early 2017 to explore alternatives to improve shareholder value. As part of this process the Company completed the sale of the Black Fox Complex on October 6, 2017. After closing net working capital adjustments and release of cash collateral previously securing environmental closure liabilities, Primero expects to receive total consideration of $32.5 million. The net amount received is being applied to the Company’s RCF with all amounts other than the cash collateral amount being a permanent reduction of the RCF.

Primero has received proposals from interested parties regarding a potential acquisition of the San Dimas operation. All proposals received require a revision of the SPA with WPM. Discussions are now focused on the distribution of potential proceeds among stakeholders. The Company’s RCF matures on November 23, 2017 and any extension will likely require the consent of WPM as guarantor of the RCF. There can be no certainty that these discussions will result in a resolution acceptable to all stakeholders.

Conference Call Cancelled

The Company has cancelled the conference call previously scheduled for today.

This release should be read in conjunction with Primero’s third quarter 2017 financial statements and MD&A report on the Company's website, www.primeromining.com, in the “Financial Reports” section under “Investors”, or on the SEDAR website at www.sedar.com, or on the Edgar website www.sec.gov.

(1) Adjusted net income (loss) and adjusted net income (loss) per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the third quarter 2017 MD&A for a reconciliation of adjusted net income (loss) to reported net income (loss).

(2) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the third quarter 2017 for San Dimas was based on realized prices of $1,288 per ounce of gold and $4.32 per ounce of silver.

(3) Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a by-product basis are calculated by deducting the by-product silver credits from operating costs. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See the third quarter 2017 MD&A for a reconciliation of total cash costs to reported operating expenses (the nearest GAAP measure).

(4) The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis. For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. Corporate general and administrative expenses are included in the computation of all-in sustaining costs per consolidated gold ounce. Refer to the Company’s third quarter 2017 MD&A for a reconciliation of all-in sustaining costs per gold ounce.

(5) Adjusted net income (loss) and adjusted net income (loss) per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the third quarter 2017 MD&A for a reconciliation of adjusted net income (loss) to reported net income (loss).

(6) According to the silver purchase agreement between the Company and WPM, until August 6, 2015 Primero delivered to WPM a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.12 per ounce (increasing by 1% per year). Thereafter Primero will deliver to WPM a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico.

Primero’s website is www.primeromining.com. For further information, please contact:

Investor Relations
Tel: (416) 814 3160
info@primeromining.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of applicable Canadian and U.S. securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “are planned”, “expects”, “is expected”, “believes”, “forecast”, “estimated”, “potential”, “pending”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “will”, “will implement”, “will allow”, “will lead to”, “to ensure” or similar statements or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which may continue in future, such as “is being”, “is currently”, “allows/allowing for”, “will advance” or “continues to” or other statements that may be stated in the present tense with future implication. Forward-looking statements in this news release include, but are not limited to, statements regarding: the success and long-term profitability of the San Dimas operations; the continuing efforts to reduce the complexity and costs of the Company’s operations; planned investments in development and exploration, the impact of reduced exploration and capital spending or the failure to identify new large veins on the ability to achieve expected mining rates and production in future; the potential for continued labour disruption; the ability of the Company to grow its reserves and resources and achieve a competitive cost structure; the level and timing of gold equivalent production at San Dimas; the Company’s annual production and cash cost guidance; the realization of silver sales at spot prices;the expectation to receive the $5 million of restricted cash associated with environmental liabilities for the Black Fox Complex; the Company’s expectation to receive VAT refunds or corporate tax refund of Mexican tax instalments paid; the ability of the Company to reduce, repay, extend or refinance its credit facility; the ability of the Company’s strategic review process to improve stakeholder value including through potential divestiture or amendments to the Wheaton Precious Metals’ silver purchase agreement and the ability of such process to achieve resolutions acceptable to stakeholders; the estimated price of gold and silver anticipated to be received for the Company’s sales of gold and silver; the potential for the Company to require additional funding; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that the Company will be able to realize productivity improvements, cost reductions, and return to profitability at its San Dimas operations; that the Company will be able to reduce the scale and complexity of the San Dimas mine, generate positive cash flow and operate the mine in accordance with mine plans; that there are no other significant disruptions affecting operations; that the Company is able to meet its development and exploration plans; that the Company will achieve production and cash costs within its 2017 guidance; that the Company will be able to obtain the $5 million of restricted cash associated with environmental liabilities for the Black Fox Comples; that the Company will be able to reduce, repay, extend or refinance its debt; that the Company’s strategic review process will identify a transaction the at will allocate the value of proceeds in a way that is acceptable to all stakeholders; that the Company will be able to achieve amendments to the Wheaton Precious Metals’ silver purchase agreement or other strategic changes that will enable the San Dimas mine to be sold or operate profitably; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that there are no material variations in the current tax and regulatory environment; that the Company will receive refunds of Mexican VAT and income tax as entitled; that the political environment within Mexico and Canada will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve productivity improvements, cost reductions, planned production levels or generate significant free cash flow; the Company may be required to change its mining or development and exploration plans, or may not be able to comply with such plans, or such plans may not result in the discovery of mineralization in minable quantities, or in sufficient quantities to support future mining rate or production expectations; the exchange rate between the Canadian dollar, the Company may not receive its Mexican VAT or income tax refunds in due course; the Company’s strategic review process may not result in changes that improve value for the Company’s stakeholders; the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; that the Company may not be able to resume mine operations at planned capacity or implement its phased restart of the San Dimas operation; that the Company may not be able to reduce, repay, extend or refinance its outstanding debt, or secure other sources of funding; the Company may not be able to obtain WPM’s agreement to support the extension of the credit facility on acceptable terms; the Company may fail to identify a transaction the at will allocate the value of proceeds in a way that is acceptable to all stakeholders. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SUMMARIZED FINANCIAL AND OPERATING RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL AND OPERATING RESULTS
(in thousands of United States dollars, except per share and per ounce amounts)

SUMMARIZED FINANCIAL DATA
	September 30		September 30
	2017	2016	2017	2016

Key Performance Data[1]
Tonnes of ore milled	297,198	427,070	883,775	1,254,794
Produced
Gold equivalent (ounces)	36,602	44,684	99,300	130,345
Gold (ounces)	33,135	38,392	90,300	115,377
Silver (million ounces)	1.05	1.37	2.64	3.89
Sold
Gold equivalent (ounces)	38,100	43,549	100,181	135,027
Gold (ounces)	34,763	37,984	91,146	119,773
Silver (million ounces)	0.96	1.21	2.60	3.99
Average realized prices
Gold ($/ounce)[2]	$1,263	$1,305	$1,225	$1,234
Silver ($/ounce)[2]	$4.32	$6.12	$4.29	$4.81
Total cash costs (per gold ounce)[3]
Gold equivalent basis	$857	$887	$843	$889
By-product basis	$811	$813	$802	$843
All-in sustaining costs (per gold ounce)[3]	$1,235	$1,350	$1,268	$1,397

Financial Data[4] (in thousands of US dollars except per share amounts)
Revenues[4]	$23,636	$36,581	$59,237	$113,492
Earnings (loss) from mine operations[4]	1,173	357	(2,269)	(1,802)
Ne tloss	(7,576)	(11,733)	(294,472)	(44,333)
Adjusted net earnings (loss)[3]	1,820	(7,853)	(1,079)	(21,798)
Adjusted EBITDA[3]	11,822	10,516	17,278	28,860
Basic net loss per share from continuing operations[4]	(0.06)	(0.06)	(1.39)	(0.26)
Diluted net loss per share from continuing operations[4]	(0.06)	(0.06)	(1.39)	(0.26)
Adjusted net earnings (loss) pers hare[3]	0.01	(0.04)	(0.01)	(0.13)
Operating cashflows before working capital changes	13,516	5,539	19,892	8,283
Operating cashflows before working capital changes per share	0.07	0.03	0.10	0.05
Weighted average shares outstanding (basic)(000’s)	192,013	187,928	191,364	172,942
Weighted average shares outstanding (diluted)(000’s)	192,013	187,928	191,364	172,942

	September 30,	December 31,
	2017	2016
Assets
Mining interests[4]	$246,158	$577,920
Total assets	$398,452	$677,817
Liabilities
Long-term liabilities[4]	$95,797	$130,472
Total liabilities	$226,557	$216,687
Equity	$171,895	$461,130

1.	Inclusive of Black Fox Complex classified as discontinued operations as at September 30, 2017.
2.

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with WPMI at the San Dimas mine (see “Other liquidity considerations in the Company’s third quarter 2017 MD&A”).

3.	See “NON-GAAP measurements in the Company’s third quarter 2017 MD&A”.
4.	As reported per IFRS with Black Fox Complex classified as discontinued operations.

SUMMARIZED OPERATING DATA
San Dimas
	Three months ended
	30-Sep-17	30-Jun-17	31-Mar-17	31-Dec-16	30-Sep-16

Key Performance Data
Tonnes of ore mined	110,207	90,648	81,321	194,670	185,080
Tonnes of ore milled	114,657	80,281	82,587	191,925	193,553
Tonnes of ore milled per day	1,246	1,408	1,835	2,086	2,104
Average millhead grade (grams/tonne)
Gold	4.78	4.81	3.87	3.87	3.69
Silver	301	407	238	245	232
Average gold recovery rate (% )
Gold	97%	96%	98%	97%	97%
Silver	94%	93%	98%	94%	95%
Produced
Gold equivalent(ounces)	20,537	15,234	12,320	28,286	28,454
Gold (ounces)	17,070	11,903	10,118	23,163	22,162
Silver (million ounces)	1.05	0.97	0.62	1.42	1.37
Sold
Gold equivalent (ounces)	18,464	12,880	16,009	28,252	27,405
Gold (ounces)	15,127	9,997	13,195	22,547	21,840
Silver at fixed price (million ounces)	0.96	0.85	0.80	1.57	1.06
Silver at spot(million ounces)	-			0.01	0.15
Average realized price (per ounce)
Gold	$1,288	$1,262	$1,210	$1,208	$1,335
Silver[1]	$4.32	$4.28	$4.28	$4.34	$6.12
Total cash costs(per gold ounce)[2]
Gold equivalent basis	$884	$1,144	$790	$746	$865
By product basis	$799	$1,115	$698	$643	$731
All in sustaining costs (per ounce)[3]	$1,117	$1,650	$975	$994	$1,080
Revenue ($000's)	$23,636	$16,232	$19,369	$34,089	$36,581
Earnings (loss) from mine operations ($000's)	$1,213	($2,765)	($591)	$1,780	$407

1.	Average realized silver prices reflect the impact of the silver purchase agreement with WPMI (see “Other liquidity considerations in the Company’s third quarter 2017 MD&A”).
2.	See “NON-GAAP measurements in the Company’s third quarter 2017 MD&A”.
3.

For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON-GAAP measurements in the Company’s third quarter 2017 MD&A”.

Black Fox[1] (discontinued operations)
	Three months ended
	30-Sep-17	30-Jun-17	31-Mar-17	31-Dec-16	30-Sep-16
Key Performance Data
Underground mining
Tonnes of ore mined	62,679	67,993	52,217	73,597	64,522
Average gold grade (grams/tonne)	5.84	7.09	5.47	5.21	5.18
Tonnes increase (decrease) in stockpile	119,862	(150,084)	(153,415)	(152,005)	(168,996)
Tonnes processed
Tonnes of ore milled	182,541	218,077	205,632	225,602	233,518
Tonnes of ore milled per day	1,984	2,396	2,285	2,452	2,538
Average millhead grade (grams/tonne)	2.85	3.04	2.28	2.49	2.29
Average gold recovery rate (% )	96%	97%	96%	97%	95%
Produced
Gold (ounces)	16,065	20,731	14,413	17,512	16,230
Sold
Gold at spot price (ounces)	18,506	15,938	14,581	14,494	14,735
Gold at fixed price (ounces)	1,130	1,472	1,202	1,214	1,409
Average realized gold price (per ounce)[2]	$1,230	$1,198	$1,159	$1,145	$1,264
Total cash costs (per gold ounce)[3]	$797	$637	$859	$828	$926
All-in sustaining costs(per ounce)[4]	$1,099	$827	$1,233	$1,101	$1,286
Revenue ($000's)	$24,424	$20,865	$18,318	$18,092	$20,431
Earnings (loss) from mine operations (000's)	$9,027	$6,374	$2,305	$85	($422)

1.	As of June 30, 2017, Black Fox has been classified as discontinued operations under IFRS.
2.	Average realized gold prices reflect the impact of the gold purchase agreement with Sandstorm (see “Other liquidity considerations in the Company’s third quarter 2017 MD&A”).
3.	See “NON- GAAP measurements in the Company’s third quarter 2017 MD&A“
4.

For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON- GAAP measurements in the Company’s third quarter 2017 MD&A”.

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND
COMPREHENSIVE (LOSS) INCOME
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)
(UNAUDITED)

	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016

Revenue	$23,636	$36,581	$59,237	$113,492
Operating expenses	(17,003)	(25,251)	(44,036)	(79,578)
Depreciation and depletion	(5,460)	(10,973)	(17,470)	(35,716)
Total cost of sales	(22,463)	(36,224)	(61,506)	(115,294)
Earnings (loss) from mine operations	1,173	357	(2,269)	(1,802)
Mining interest impairment charge	-	-	(245,000)	-
Exploration expenses	(642)	(206)	(1,856)	(1,152)
Share-based compensation	(972)	(2,268)	(3,680)	(5,583)
General and administrative expenses	(2,541)	(3,416)	(8,396)	(10,966)
Other charges	(1,116)	(2,284)	(10,629)	(4,131)
Loss from operations	(4,098)	(7,817)	(271,830)	(23,634)
Transaction costs	-	-	-	(1,214)
Interest and finance expenses	(3,282)	(2,180)	(8,556)	(6,991)
Mark-to-market (loss) gain on debentures & warrants	(624)	2,756	6,272	103
Other (expenses) income	(972)	(841)	1,102	(203)
Loss before income taxes	(8,976)	(8,082)	(273,012)	(31,939)

Income tax (expense) recovery	(1,817)	(3,376)	7,485	(12,161)

Net loss from continuing operations	(10,793)	(11,458)	(265,527)	(44,100)

Net earnings (loss) from discontinued operations, net of income taxes	3,217	(275)	(28,945)	(233)

Net loss for the period	($7,576)	($11,733)	($294,472)	($44,333)

Other comprehensive loss, net of tax
Items that may be subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations, net of tax of $nil	27	17	27	27
Unrealized gain on investment in Fortune Bay, net of tax of $nil	-	835	-	1,058

Total comprehensive loss for the period	($7,549)	($10,881)	($294,445)	($43,248)
Basic and diluted loss per share from continuing operations	($0.06)	($0.06)	($1.39)	($0.26)
Basic and diluted loss per share from discontinued operations	$0.02	($0.00)	($0.15)	($0.00)
Basic and diluted loss per share including discontinued operations	($0.04)	($0.06)	($1.54)	($0.26)

Weighted average number of common shares outstanding
Basic	192,013,469	187,928,499	191,364,427	172,942,184
Diluted	192,013,469	187,928,499	191,364,427	172,942,184

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(IN THOUSANDS OF UNITED STATES DOLLARS)
(UNAUDITED)

	September 30	December 31
	2017	2016

Assets
Current assets
Cash and cash equivalents	$14,889	$19,875
Restricted cash	4,924	-
Trade and other receivables	711	1,962
Value added and income taxes receivable	55,464	34,494
Prepaid expenses	2,396	3,893
Inventories	15,018	22,829
Assets held for sale	57,819	-
Total current assets	151,221	83,053
Non-current assets
Restricted cash	-	4,577
Mining interests	246,158	577,920
Deferred tax asset	-	3,763
Value added tax receivable	-	7,344
Other non-current assets	1,073	1,160
Total assets	$398,452	$677,817

Liabilities
Current liabilities
Trade and other payables	$19,190	$31,781
Income tax payable	750	1,558
Other taxes payable	2,724	2,035
Current portion of long-term debt	77,081	50,841
Liabilities held for sale	31,015	-
Total current liabilities	130,760	86,215
Non-current liabilities
Other taxes payable	18,666	14,120
Deferred tax liability	13,820	28,428
Decommissioning liability	10,755	29,790
Long-term debt	47,250	52,906
Warrant liability	44	1,066
Other long-term liabilities	5,262	4,162
Total liabilities	$226,557	$216,687

Shareholders' equity
Share capital	$914,847	$908,923
Shares reserved for future issuance	297	297
Contributed surplus	57,975	58,857
Accumulated other comprehensive loss	(3,499)	(3,694)
Deficit	(797,725)	(503,253)
Total shareholders' equity	$171,895	$461,130
Total liabilities and shareholders' equity	$398,452	$677,817

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016
(IN THOUSANDS OF UNITED STATES DOLLARS)
(UNAUDITED)

	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016
Operating activities
Loss before income taxes	($8,976)	($8,082)	($273,012)	($31,939)
operations	3,217	(454)	(28,945)	(1,254)
Adjustments for:
Mining interests impairment charge	4,963	-	289,963	-
Depreciation and depletion	6,790	15,994	24,695	47,826
Share-based compensation expense	1,215	2,679	4,426	6,762
Payments made under the Phantom Share Unit Plan	-	(86)	116	(372)
Mark-to-market loss (gain) on convertible debentures	750	(1,875)	(5,250)	375
Mark-to-market (gain) loss on warrant liability	(126)	(881)	(1,022)	(478)
Write-down of inventory	1,272	535	3,468	1,040
Unrealized foreign exchange loss (gain)	672	(91)	(1,303)	2,771
Taxes paid	-	(3,888)	(4,116)	(24,193)
Other	39	(600)	1,783	129
Other adjustments
Transaction costs (disclosed in financing activities)	-	-	-	232
Finance income (disclosed in investing activities)	(2)	(26)	(27)	(70)
Finance expense	3,702	2,314	9,116	7,454
Operating cash flow before working capital changes	13,516	5,539	19,892	8,283
Changes in non-cash working capital	(6,026)	(10,718)	(15,017)	(199)
Cash provided by (used in) operating activities	$7,490	($5,179)	$4,875	$8,084
Investing activities
Expenditures on mining interests -San Dimas	($6,823)	($8,655)	($16,535)	($28,648)
Expenditures on mining interests -Black Fox	(4,734)	(5,011)	(10,408)	(23,004)
Expenditures on mining interests - Other	-	(697)	(206)	(1,548)
Cash used in investing activities	($11,557)	($14,363)	($27,149)	($53,200)
Financing activities
Proceeds from equity offering	$-	$-	$-	$39,958
Transaction costs on equity offering	-	-	-	(2,464)
Drawdown on revolving credit facility	10,000	-	25,000	50,000
Repayment of convertible debenture	-	-	-	(48,116)
Payments on capital leases	(69)	(1,247)	(1,116)	(3,249)
Funds released from reclamation bond	-	-	-	1,564
Interest paid	(3,088)	(2,608)	(6,653)	(7,038)
Cash provided by (used in) financing activites	$6,843	($3,855)	$17,231	$30,655
Effect of foreign exchange rate changes on cash	($23)	$80	$57	$19
Increase (decrease) in cash	$2,753	($23,317)	($4,986)	($14,442)
Cash, beginning of period	12,136	54,476	19,875	45,601
Cash, end of period	$14,889	$31,159	$14,889	$31,159